

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Peter H. Nachtwey
Senior Executive Vice President and Chief Financial Officer
LEGG MASON, INC.
100 International Dr.
Baltimore, MD 21202

> **Re: LEGG MASON, INC.**
> **Form 10-K for the Fiscal Year Ended March 31, 2019**
> **Filed May 24, 2019**
> **File No. 001-08529**

Dear Mr. Nachtwey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance